Eric J. Lerner

Education:

High School: Phillips Exeter Academy,1964

University: Columbia, BA, Physics 1968

Graduate: University of Maryland, 1969-1970, course work for PhD, physics, no dissertation

Employment:

1994-Present: President and Chief Scientist, LPPFusion, Inc., Formerly Lawrenceville Plasma Physics, Inc.

1970-2003: Free-lance writing and editing on high technology, Over 600 articles published as a science writer in IEEE Spectrum, Aerospace America, Laser Focus World, Discover, IBM Research and many others

Research

Development of fusion energy and X-ray sources based on the dense plasma focus

Originated plasma-based theories of quasars, large-scale structure and other phenomena of the Universe

Author of "The Big Bang Never Happened"

Development of Atomizing Desalination Process

1995-Present

Designed experiment to test hypothesis that the dense plasma focus could achieve temperatures needed for proton-boron fusion. Developed theoretical model, designed electrodes, designed diagnostic equipment, including X-ray detector and filters, and Rogowski coil. Actively participated in experiment including selection of experimental parameters and construction of heating apparatus for decaborane functioning. Analyzed resulting data. Demonstrated achievement of 200 keV energies. Developed theory of magnetic field effect that shows feasibility of proton-boron fusion. Worked to develop intense X-ray source for infrastructure inspection. Continued development of plasma cosmology theories.

1992-1995

Designed experiment to test theory of heating in the dense plasma focus (DPF). Designed electrodes, experimental plan, participated in carrying out experiment, and analyzed data.